Exhibit 99.1

press release

ArcelorMittal expands partnership with carbon capture and re-use specialist LanzaTech through US$30 million investment

Investment is ArcelorMittal’s fourth via its XCarb™ innovation fund

9 December 2021, 12:45 CET

ArcelorMittal (‘the Company’) today announces it has made a US$30 million investment in carbon recycling company, LanzaTech through its XCarb™ innovation fund, the fourth investment the Company has made through the fund since its launch in March 2021.
The investment further expands ArcelorMittal’s relationship with LanzaTech, which commenced in 2015 when the Company first announced plans to utilise LanzaTech’s carbon capture and re-use technology at its plant in Ghent, Belgium. The €180 million Carbalyst® plant – ArcelorMittal’s flagship carbon capture and re-use technology project - is currently under construction, with commissioning expected before the end of 2022. Also known as the Steelanol project, funding has been obtained from various sources, including from the European Union's Horizon 2020 program and the European Investment Bank.
Using LanzaTech’s gas fermentation technology, which captures carbon-rich waste gases from the steelmaking process and converts them into sustainable fuels and chemicals, the plant will reduce ArcelorMittal Ghent’s CO2e emissions by 125,000 tonnes a year. It will also produce 80 million litres of bio-ethanol annually, which can be blended with traditional gasoline and used as a low-carbon alternative fuel for the transport sector.
LanzaTech is also developing technology to convert captured emissions into a range of other chemical building blocks to make useful materials, such as textiles, rubber, and packaging.
Commenting, Pinakin Chaubal, chief technology officer, ArcelorMittal said:
“We have worked with LanzaTech for several years, know their leadership team well and understand the potential of their technology and the role it can play in not only helping us to decarbonise, but also in producing valuable products from our carbon bearing gases which can help the decarbonisation of other sectors. Extending our relationship through this investment was therefore a natural next step and we are very pleased to now have an excellent CCU technology company within our XCarb™ innovation fund portfolio.”

Jennifer Holmgren, CEO, LanzaTech added:
“No longer can we simply extract more resources to make the things we need. ArcelorMittal has long been a champion of the circular economy and through their XCarb™ innovation fund they are helping create a new circular carbon economy. We are delighted to deepen our relationship with ArcelorMittal and look forward to this next chapter as we create a future where everything can be made from recycled carbon.”
Previous investments the Company has made through its XCarb™ innovation fund include: US$10 million in Heliogen,  a renewable energy technology company that focuses on ‘unlocking the power of sunlight to replace fossil fuels’; US$25 million in Form Energy, which is developing a breakthrough low-cost iron-air battery storage technology; and a commitment of US$100 million over five years in Breakthrough Energy’s Catalyst program, an initiative Bill Gates founded to scale the technologies the world needs to reach net-zero emissions by 2050.
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

About LanzaTech

LanzaTech harnesses the power of biology and big data to create climate-safe materials and fuels. With expertise in Synthetic biology, bioinformatics, Artificial Intelligence and Machine Learning coupled with engineering, LanzaTech has created a platform that converts waste carbon into new everyday products that would otherwise come from virgin fossil resources. LanzaTech’s first commercial scale gas fermentation plant has produced over 27M gallons of ethanol which is the equivalent of keeping over 130,000 metric tons of CO2 from the atmosphere. A second facility is operating in China, with additional plants under construction globally. LanzaTech is based in Illinois, USA and employs more than 200 people. Further information is available at www.lanzatech.com.

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail: Contact information LanzaTech Freya Burton Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com +1 630 347 8054 freya@lanzatech.com